

MEET
THE DRAPERS
BRAND ACCELERATOR
SEASON 3

helloWoofy™

Smart Marketing for Underdogs

As a small business, it's hard being seen



62%
Of consumers visit a small business' website via social media, but few post often enough (time barrier).

126%
Uplift in leads to a small business via blogs but few blog often enough (quality content barrier).

500M+
Smart speakers but audio marketing too expensive for small businesses to compete on (tech barrier).

Universal scheduler to drive traffic



- Let the AI create content with you with perfect copy.
- Fill your smart library with evergreen content.
- Run long term TOF marketing campaign to social media, blogs and smart speakers.







Create New Post
What do you want to say?
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Social media is a great marketing tool tab
https://www.socialmediaexaminer.com/organic-social-content-marketing...
Quotes
"Every time he posts something new to Medium, he sends an email directing his email list to that post so that it generates claps."
+ add to post
Hashtags
URL Related
#TWITTER
#FACEBOOK
#CONTENT
#ONE
#LINKEDIN
#ALGORITHM
#MEDIUM
#ENGAGEMENT
Emojis
Post Date
Post Now
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Select Hour
+ADD PHOTO OR VIDEO
Images Related Hashtags
#SocialMedia
#Technology
#Instagram
#SocialMediaManager
#YoutubeVideos
#DigitalMarketing
#SocialMediaMarketing
#Facebook
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helloWoofy



Traction at HelloWoofy.com









Sales
~$50,000/m

ARR
$250,000+
$1,000,000+ projected by end of 2022

MRR
$4,516

LTV
$366 (Fiat)
$663 (Crypto)

Avg. Cart
$110 (Fiat)
$199 (Crypto)

2x Patent Issued



Timeline



DEC 2019	●	Platform Launched
DEC 2021	●	6,000 Paying Members / 45 M API Calls
DEC 2021	●	$420,000 in Revenue
FEB 2022	●	20+ Strategic Partner Integrations
DEC 2022	●	30,000 Paying Members / $3.3 M in Revenue / 100 M API Calls
DEC 2023	●	90,000 Paying Members / $9.9 M in Revenue / 300M API Calls

hello Woofy

We MAKE MONEY







86%
ANNUAL CONTRACTS

14%
MONTHLY CONTRACTS

15%
CHURN

At 30,000 members = $3.3M

The landscape




 **3.5B ACTIVE USERS** on social media daily

 **50M BUSINESSES USE FACEBOOK** to connect with customers



 **AUDIO MARKETING** and smart speaker marketing since 2020 is on the rise

 **600M BLOGS OF 1.6B WEBSITES** (37% Wordpress powered)

 Competition lacks innovation / tech worth even patenting

helloWoofy

We impact underdogs

"HelloWoofy unleashes an AI brain to help fill up your social channels..."

VentureBeat

"HelloWoofy a play on AI [Driven] social media."

 Nasdaq

"I own a 7 figure agency and I love using HelloWoofy... It saves our team a ton of time."



Small Businesses' One Stop Shop for All Digital Marketing. More Data = Better AI

hello*Woofy*



hello Woofy ™

	hello Woofy	Hootsuite	buffer	MeetEdgar	sproutsocial
Social Media Management	✓	✓	✓	✓	✓
Desktop Dashboard	✓	✓	✓	✓	✓
Smart Speaker Scheduling	✓	✗	✗	✗	✗
Mobile App	✓	⌣	⌣	✓	⌣
Recurrence/Automation	✓	✗	✗	✓	✗
Artificial Intelligence	✓	✗	✗	✗	✗
1st Party Data Insights/Trends	✓	✗	✗	✗	✗
Voice Assist/Colorblind Support	✓	✗	✗	✗	✗
AI Powered Blog Scheduling	✓	✗	✗	✗	✗
Autocomplete Posts (Patented)	✓	✗	✗	✗	✗
Basic Plans	$1-$99/m	$49+/m	$5+/m	$19-$49	$89+/m

Co-Creation: Integrated with Hootsuite (18M+ Pros)

hello Woofy

Led by experts, backed by leaders



ARJUN
FOUNDER + CEO



SUNIL
CTO / LEAD ENGINEER

DRAPER
ASSOCIATES

QUAKE™
NEW YORK CITY

1517


helloWoofy

hello Woofy
Thank you!

Ask for a demo.

Onboarding in 15 mins or less.

arjun@hellowoofy.com

